EXHIBIT A TO

STRATEGY SHARES DISTRIBUTION PLAN December 10, 2021

The following series of shares ("Funds") of Strategy Shares (as defined under the Plan) shall participate in the Plan effective as of the dates set forth below:

NAME	DATE	FEES (as a percentage of average daily net asset value of shares of the applicable Class)
BioShares ETF	June 23, 2016	0.25
Strategy Shares Nasdaq 7HANDL™ Index ETF	August 25, 2017	0.25
Strategy Shares Nasdaq 5HANDL™ Index ETF	December 10, 2021	0.25
Strategy Shares Drawbridge Dynamic Allocation ETF	August 24, 2018	0.25
Strategy Shares Newfound/ReSolve Robust Momentum ETF	June 24, 2019	0.25
Day Hagan/Ned Davis Research Smart Sector ETF	September 20, 2019	0.25
Strategy Shares Gold-Hedged Bond ETF	September 18, 2020	0.25
Strategy Shares Halt Climate Change ETF	June 18, 2021	0.25
Day Hagan/Ned Davis Research Smart Sector Fixed Income ETF	June 18, 2021	0.25
Strategy Shares Nasdaq 10HANDL™ Index ETF	September 14, 2021	0.25